209 10th Avenue South – Suite 450

Nashville, Tennessee 37203

Telephone 615-301-3100

Facsimile 615-301-3200

http://www.healthstream.com

November 22, 2013

Via E-mail and EDGAR

Amanda Kim, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20459-6010

Re: HealthStream, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 000-27701

Dear Ms. Kim and Mr. Wilson:

On behalf of HealthStream, Inc. (the “Company”, “we”, or “our”), please find below the responses to the comments issued by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 18, 2013 (the “Comment Letter”), concerning the Company’s Form 10-K for the fiscal year ended December 31, 2012 as filed on March 1, 2013 (the “Form 10-K”).

For your convenience, we have set out the text of the comments from the Comment Letter, followed by our responses.

Form 10-K for the fiscal year ended December 31, 2012

PART II

Item 8. Financial Statements and Supplementary Data

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. MARKETABLE SECURITIES, page 43

1. We have noted that you have provided disclosures for marketable securities that are significant to your statement of financial position. Please tell us what consideration you gave to disclosing the contractual maturities of these securities by major security type as of the date of the most recent statement of financial position for each date at which a statement of financial position has been presented. We refer you to FASB ASC 320-10-50-2(d).

Amanda Kim

Craig S. Wilson

November 22, 2013

RESPONSE: As of December 31, 2012, all marketable securities had contractual maturities of one year or less and were, therefore, classified as current assets on the balance sheet. To the extent that the marketable securities were appropriately classified as current assets, it is our understanding that we were providing meaningful information that contractual maturities were one year or less consistent with the general guidance in FASB ASC 320-10-50-2(d).

We do understand, however, that in the future, if we have marketable securities with contractual maturities greater than one year from a balance sheet date, we would provide the relevant information about contractual maturities in the relevant footnote to the financial statements.

5. BUSINESS COMBINATIONS, page 44

2. We note that your financial statement footnote Note – 5 Business Combinations does not contain disclosures outlined in ASC 805-10-50-2(h). Please provide your analysis of why such disclosures were not provided. In addition, explain what consideration you gave to providing enhanced disclosures for individually immaterial business combinations occurring during the reporting period that are material collectively. Further, describe what consideration you gave to disclosing the factors that make up the goodwill recognized and other required disclosures in ASC 805-30-50-1 and 50-2.

RESPONSE: In connection with the assessment of the appropriate disclosures in Note-5 regarding the two business combinations consummated during 2012, we considered the provisions of ASC 805-10-50-2(h) and the materiality of the business combinations individually and in the aggregate. We considered the materiality as outlined below.

Based on our analyses, we do not consider the two business combinations to be material, either individually or in the aggregate. Our calculations using the “significant subsidiaries” guidelines indicate that the aggregate assets of these business combinations were 1.2 percent of consolidated assets as of December 31, 2011, the aggregate investments in these business combinations were 9.1 percent of assets as of December 31, 2011, and the aggregate income from operations was 6.1 percent of consolidated income from operations for the year ended December 31, 2011.

For the year ended December 31, 2012, the aggregate revenues from the business combinations were 1.1 percent of consolidated revenues and the aggregate operating income from the business combinations was -1.7 percent of consolidated operating income.

Based on these quantitative analyses combined with the other information in Note 5 - Business Combinations, for purposes of ASC-805-10-50-2(h) we considered the aggregate values (as well as the individual values) to be immaterial.

Amanda Kim

Craig S. Wilson

November 22, 2013

In terms of business combinations disclosures contemplated by ASC 805-30-50-1 and 50-2, we believe we included all relevant data points, such as the components of consideration and the ranges of contingent consideration. Note 5 also discusses that we acquired all of the outstanding stock – as opposed to assets – of each acquired entity. Accordingly, since goodwill arising from stock acquisitions is not deductible for income tax purposes, we believe Note-5 provides the appropriate indication that none of the goodwill is tax deductible. In addition, other disclosures contemplated by ACS 805-10-50-2(h) are addressed in other parts of the Form 10-K. Specifically, Note 6- Goodwill identifies the incremental amounts added to the balance sheet by each transaction as a result of recording these transactions. Also, because neither business combination was a bargain purchase, we determined that those disclosures were not applicable.

In the Note 5 text, we attempted to describe the factors that make up the goodwill recognized for each transaction. For example, we mention that the DCI acquisition was to advance our suite of talent management solutions. In a similar fashion, we also described the Sy.Med transaction as a means for advancing our talent management solutions. Our consideration is that these descriptions contemplate the nature of the goodwill recognized in these transactions. More specific factors subsumed under these descriptions may include qualified employees and synergy opportunities both in terms of product concepts and operating efficiencies.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 4, 2012)

Compensation Discussion and Analysis

Base Salary, page 21

3. You state that compensation for your executives is determined on an annual basis by taking into account, among other things, “salaries paid by similar companies for comparable positions.” It appears that you may be benchmarking your compensation in part by using compensation data about similar companies as a reference point to base, justify, or provide a framework for your compensation decisions. If this is the case, you should disclose the component companies in these surveys. Please provide this information in your response letter or advise why you believe that this information is not required. For guidance, we refer you to Regulation S-K Compliance and Disclosure Interpretation Question 118.05.

RESPONSE: We note the reference in the introduction to this comment to the Company’s Definitive Proxy Statement filed April 4, 2012. We assume the reference was intended to be to the Company’s Definitive Proxy Statement filed April 4, 2013.

As it relates to the Staff’s comment 3, in 2011 the Compensation Committee of the Board of Directors (the “Committee”) engaged its independent compensation consultant to review and assess the Company’s compensation programs for its executive officers, including the named executive officers. Included in the consultant’s review were the results of a compensation survey conducted by the consultant of the current compensation practices of 25 companies in the technology and business services industries which was supplemented with general market data. The Committee did not target specific compensation levels based on its review of the surveyed companies, but rather reviewed the practices of those companies and

Amanda Kim

Craig S. Wilson

November 22, 2013

general market data as a market check of whether the Company’s pay practices are competitive and accordingly such review did not constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation SK or CDI 118.05.

The Committee determined that it was not necessary to have the consultant update its review and assessment in conjunction with the Committee’s analysis of the compensation program for the Company’s executive officers for 2012 given the relatively short period of time that had elapsed since the Committee received the consultant’s report referenced above. In setting the base salaries for the executive officers for 2012, the Committee considered several factors, including “salaries paid by similar companies for comparable positions.” The Committee’s analysis of the salaries paid by similar companies for comparable positions was based on the compensation survey provided by the Committee’s independent compensation consultant referenced above.

Long-Term Stock-Based Incentive Compensation, page 22

4. We refer to our prior comment 4 in our comment letter August 26, 2010 and your related response. We note, however, that your disclosure does not appear to discuss how you determined the amount of and the specific reasons for the size of the restricted stock unit grants to each of your named executive officers. Please provide this information in your response for the 2012 grants and confirm that you will address this in future filings. See Item 402(b) of Regulation S-K.

RESPONSE: In 2012, the Committee determined that the long-term stock-based incentive compensation program for executive officers, including the named executive officers, would be comprised of restricted share units rather than the historical practice of granting stock options. The Committee determined that the long-term stock-based incentive compensation for each executive officer for 2012 should remain at substantially the same level as was provided in 2011. The Committee determined for these purposes that one restricted share unit was the equivalent of five stock options and, accordingly, granted each of the named executive officers a number of restricted share units equal to one-fifth of the number of stock options the officer received in 2011. The Company will provide appropriate disclosures in future filings responsive to the Staff’s comment.

Item 15. Exhibits

5. Please tell us what consideration you have given to filing any leases for your offices, particularly your principal office located in Nashville, Tennessee. See Item 601(b)(10)(ii)(D) of Regulation S-K.

RESPONSE: The Company considered whether to file any lease for office space leased by the Company as an exhibit to the Annual Report on Form 10-K, but determined that none of such leases constituted a material contract as contemplated by Item 601(b)(10) of Regulation S-K. In reaching this conclusion as to the lease for its principal office located in Nashville, Tennessee, the Company took into consideration that the annual payment under the lease represented only .83% of the Company’s operating costs and expenses for the year ended December 31, 2012. All of the Company’s other leases have rental expense that is less than the lease for the Company’s principal office.

Amanda Kim

Craig S. Wilson

November 22, 2013

The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (615) 301-3163 if you have any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Gerard M. Hayden, Jr

Gerard M. Hayden, Jr.
Chief Financial Officer

cc:	J. Page Davidson (Bass Berry & Sims PLC)
D. Zukierski (Ernst & Young LLP)